

June 19, 2020

Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.
103 John F. Kennedy Parkway
Short Hills, New Jersey 07078

   Re: Dun & Bradstreet Holdings, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed June 18, 2020
     File No. 333-239050

Dear Mr. Jabbour :

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 49

1. We note that your disclosure no longer says that the U.S. federal district courts are the exclusive forum for Exchange Act claims, but now says that the exclusive forum provision in your amended and restated certificate of incorporation "shall not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act." Please tell us what is meant by this statement and revise your disclosure here and on page 188 to clearly state whether the state exclusive forum provision applies to claims brought under the Exchange Act. If the provision does not apply to Exchange Act claims, please also ensure that the exclusive forum provision in the governing documents states

this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at 202-551-3792 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services